Thuan Lu
CEO
Bio Fil Inc
2906 E Caley Ave
Centennial, CO 80121

RE: Bio Fil Inc.
    Offering Statement on Form 1-A
    Filed January 25th, 2017
    File No. 024-10668

To: The Securities and Exchange Commission

To Whom It May Concern:

I like to withdraw the above Filing that was filed on January 25th,
2017. Please accept and process.

Thank you very much.

Best

Thuan Lu
Chief Executive Officer

